[redacted]

12012932

TEDSTATES
EXCHANGE COMMISSION
...gton, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH... DC
198
SECTION

AB
3/28

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-51241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DRW Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. Madison Street, Suite 2500
(No. and Street)

Chicago	**Illinois**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James B. Lange **(312) 542-1011**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, James B. Lange, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DRW Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Nancy J. Simenson

Notary Public

February 24, 2012

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013
NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
DRW Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of DRW Securities, LLC as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DRW Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2012

DRW Securities, LLC

Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 185,629
Receivable from clearing brokers, net	104,411,010
Securities owned, at fair value	811,478,261
Stock and memberships in exchanges owned, at cost (fair value $1,362,508)	1,531,763
Receivables from affiliated companies	418,045
Other assets	164,631
Total assets	$ 918,189,339
Liabilities and Member's Equity	
Liabilities	
Payables to clearing broker, net	$ 45,135,133
Securities sold, not yet purchased, at fair value	792,144,354
Payables to affiliated companies	19,934,220
Note payable - affiliate	26,000,000
Other accrued expenses	114,251
	883,327,958
Member's Equity	34,861,381
Total liabilities and member's equity	$ 918,189,339

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: DRW Securities, LLC (the Company) is an Illinois limited liability company and a wholly owned subsidiary of DRW Holdings, LLC (DRWH). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a Chicago Board Options Exchange (CBOE) member firm that engages in proprietary trading activities.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions: Proprietary securities transactions are recorded at fair value on the trade-date basis as if they had settled. Profits and losses arising from all proprietary trading activities are recorded on the trade-date basis with unrealized gains and losses reflected in proprietary trading revenue, net on the statement of operations.

The Company recognizes interest on securities owned and securities sold, not yet purchased on an accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its secured financing activities on an accrual basis with related interest recorded as applicable.

Proprietary trading, net, includes interest and dividend income and interest and dividend expense related to the Company's trading activities.

Receivables from and payables to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Offsetting of amounts related to certain contracts: The Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty.

Stock and memberships in exchanges owned: The Company's stock and memberships in exchanges owned, which represent ownership interests in the exchanges and provide the right to conduct business on the exchanges are recorded at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value occurred in 2011.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's member accounts for the Company's items of income, deductions, losses and credits. The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2008.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

The Company evaluates tax positions taken to determine whether or not they are more-likely-than-not of being sustained when challenged or examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, the Company has determined that there are no uncertain tax positions.

Recently issued accounting pronouncements: In November 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 1, 2013. The adoption of this guidance is not expected to have a material impact on the financial position or results of operations.

In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, applied prospectively. The Company's effective date is January 1, 2012. The adoption of this guidance is not expected to have a material impact on the financial statements.

Note 2. Receivables from and Payable to Clearing Brokers

Receivables from and payable to clearing brokers at December 31, 2011 consist of the following:

	Receivables	Payables
Clearing brokers	$ 103,345,096	$ 42,891,805
Unsettled securities transactions	-	(988,312)
Exchange-traded futures - open trade equity	339,352	3,148,533
Interest and dividends, net	314,987	83,107
	$ 103,999,435	$ 45,135,133

Payable to clearing broker relates to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities owned by the Company.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

<u>Level 1</u>. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Note 3. Fair Value of Financial Instruments (Continued)

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equity securities, equity options, futures, options on futures, and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Fixed income securities, which include U.S. Treasury obligations and corporate bonds, are recorded at fair value based on broker or dealer quotations, or alternative pricing sources with reasonable levels of transparency. These financial instruments are classified as Level 1 in the fair value hierarchy.

Corporate convertible bonds are valued by management using a methodology that initially considers the securities' relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. These financial instruments are classified as Level 2 in the fair value hierarchy.

Private placements for which there is no ready market are recorded at fair value as determined by management. Generally, the fair value represents the amount that the Company could reasonably expect to receive if the investment was sold at the time of valuation, based on information reasonably available at the time of valuation that the Company believes to be reliable. Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. These financial instruments are classified as Level 3 in the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned				
Exchange-traded funds	$ 307,461,375	$ 307,461,375	$ -	$ -
Equity options	349,890,380	349,890,380	-	-
Equity securities	56,518,831	56,518,831	-	-
Options on futures contracts	66,349,020	66,349,020	-	-
Fixed income securities	27,003,149	27,003,149	-	-
Corporate convertible bonds	1,755,506	-	1,755,506	-
Private placement	2,500,000	-	-	2,500,000
Receivables from clearing broker				
Futures contracts	339,352	339,352	-	-
	$ 811,817,613	$ 807,562,107	$ 1,755,506	$ 2,500,000
Liabilities				
Securities sold, not yet purchased				
Equity options	$ 318,308,107	$ 318,308,107	$ -	$ -
Exchange-traded funds	282,879,640	282,879,640	-	-
Options on futures contracts	39,820,755	39,820,755	-	-
Equity securities	122,516,865	122,516,865	-	-
Fixed income securities	27,622,923	27,622,923	-	-
Corporate convertible bonds	996,064	-	996,064	-
Payables from clearing broker				
Futures contracts	3,148,533	3,148,533	-	-
	$ 795,292,887	$ 794,296,823	$ 996,064	$ -

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 4. Liabilities Subordinated to Claims of General Creditors

The Company had a subordinated borrowing agreement with an affiliated entity in the amount of $3,000,000. The subordinated borrowing bore interest at the Federal Funds Effective Rate plus 0.625 percent and matured on March 15, 2011. The Company has fully repaid the subordinated borrowing.

Note 5. Related Party Transactions

The Company pays all direct expenses associated with its trading activities. The Company has entered into an agreement with DRWH whereby all other operating expenses are paid by DRWH and charged to the Company based on a series of usage factors. At December 31, 2011, payables to affiliated companies on the statement of financial condition of $19,934,220 related to this agreement.

The Company has unsecured promissory notes with an affiliated entity totaling $26,000,000, which are utilized as margin for its proprietary trading activities. The promissory notes bear no interest, and are in the amounts of $16,000,000 and $10,000,000, which mature on July 27, 2012 and January 9, 2013, respectively. Due to the short-term nature of the promissory notes, carrying value approximates fair value as of December 31, 2011.

Subsequent to year end, the Company entered into additional non-interest bearing promissory notes with an affiliated entity totaling $26,100,000, which are scheduled to mature at various dates beginning on January 23, 2013 through February 22, 2013.

Note 6. Derivative Financial Instruments, Guarantees and Concentrations of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives, as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, interest rates and market volatility. The time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies.

Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at a contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of, securities or specified financial futures contracts at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument, which can be used to settle these transactions, often in cash.

Note 6. Derivative Financial Instruments, Guarantees and Concentrations of Credit Risk (Continued)

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds other equity securities, options or financial futures contracts, which can be used to settle or offset the risk of these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC).

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Note 7. Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures, equity options and options on futures. As a market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized and unrealized gain (loss) associated with these derivatives is recorded on the statement of operations. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP.

Note 7. Derivative Instruments and Hedging Activities (Continued)

As of December 31, 2011, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Gross Asset Derivatives at Fair Value December 31, 2011		Gross Liability Derivatives at Fair Value December 31, 2011	
Equity index contracts				
Equity options	$ 349,890,380	(1)	$ 318,308,107	(4)
Options on futures	66,349,020	(1)	39,820,755	(4)
Futures	(5,503)	(2)	3,148,533	(3)
Fixed income contracts				
Futures	256,258	(2)	-	
Energy contracts				
Futures	-		-	
Currency contracts				
Futures	(1,833)	(2)	-	
Agriculture contracts				
Futures	-		-	
Precious Metals contracts				
Futures	90,430	(2)	-	
	$ 416,578,752		$ 361,277,395	

(1) - Included in Securities owned, at fair value on the statement of financial condition
(2) - Included in Receivable from clearing brokers on the statement of financial condition
(3) - Included in Payables from clearing brokers on the statement of financial condition
(4) - Included in Securities sold, not yet purchased, at fair value on the statement of financial condition

Note 8. Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2011, the Company had net capital of $15,888,179, which was $15,638,179 in excess of its required net capital of $250,000.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

DRW Securities, LLC

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC Information Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.